EXHIBIT 7.4
                                                                     -----------

                                               [Banc of America Securities LOGO]


October 23, 2006

Mr. Richard A. Barasch                          Mr. Mark K. Gormley
Chief Executive Officer                         Managing Director
Universal American Financial Corp.              Lee Equity Partners, LLC
6 International Drive                           767 Fifth Avenue
Suite 190                                       New York, NY 10153
Rye Brook, NY 10573

Mr. Robert A. Spass                             Mr. George Brokaw
Partner                                         Managing Director
Capital Z Partners                              Perry Capital LLC
230 Park Ave. South, 11th Floor,                767 Fifth Avenue New
York, NY 10003                                  New York, NY 10153

Mr. Sean M. Traynor
General Partner
Welsh, Carson, Anderson & Stowe
320 Park Avenue, Suite 2500
New York, NY 10022


                              FINANCEABILITY LETTER

Gentlemen:

You have asked Banc of America Securities LLC ("BAS") to evaluate the feasibility of arranging financing in an amount necessary to meet all costs and expenses associated with a transaction (the "Transaction") to be proposed, pursuant to which a consortium of investors including Richard A. Barasch, Capital Z Partners, Welsh, Carson, Anderson & Stowe, Lee Equity Partners, LLC and Perry Capital (together, the "Equity Investors") would acquire all or substantially all of the outstanding capital stock of Universal American Financial Corp. (the "Company"). You have advised us that the Transaction would be financed from a combination of (i) equity contributed in cash by investment funds managed by the Equity Investors, (ii) indebtedness of approximately $325 million to be incurred under a senior secured credit facility by a newly created corporation to be formed by the Equity Investors for the purpose of consummating the Transaction and (iii) equity in the form of common stock held by certain members of management of the Company and certain funds managed by Capital Z Partners and Perry Capital LLC that is expected to be reinvested pursuant to the Transaction.

Pursuant to your request, we have reviewed and analyzed certain assumptions and information provided by you with respect to the Transaction. We have taken into account our assessment of current general economic, market and financial conditions, as well as our experience in similar transactions and in debt and equity capital raising activities in general. We have not attempted to independently verify any assumptions or information provided by you and take no responsibility for the accuracy of any such information.

Having conducted the review cited above and taking into account the assumptions and qualifications cited herein, including, without limitation, the common equity investments and reinvestments in the Company outlined above, we are

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Messrs. Barasch, Gormley, Spass, Brokaw and Traynor
October 23, 2006
Page 2




highly confident that the Transaction, including costs and expenses related thereto, is financeable under a financing plan similar to the financing plan outlined above.

In determining our financing plan, we have assumed no material adverse change in general economic conditions and the absence of adverse capital market and syndication conditions from those existing on the date hereof, and have further assumed there not having occurred any change or development that either individually or in the aggregate could reasonably be expected to have a material adverse effect on the business, operations, assets, properties, liabilities (actual or contingent), results of operations, financial condition, or prospects of the Company and its subsidiaries, taken as a whole, since December 31, 2005. We have also assumed that no new or additional information shall have been received or discovered by BAS after the date hereof which is inconsistent, in any material respect, with any assumptions or information provided by you. Additionally, we have assumed our satisfaction with the equity investments and reinvestments outlined above and the capital structure of the Company and its parent subsequent to the consummation of the Transaction. Specifically, we have assumed that the indebtedness owing in connection with the Company's existing trust preferred securities will be contractually subordinated (and not otherwise structurally superior) in right of payment to the senior secured credit facility described above. Finally, we have assumed the engagement of BAS and/or its affiliates by the Company as sole book-running arranger of the senior secured financings described below.

This letter is not intended to be and should not be construed as (or relied upon as) an offer or commitment by BAS or any of its affiliates with respect to the extension, underwriting, arrangement, sale or placement of any of the foregoing components of our financing plan and creates no obligations or liability on our part or your part, or on the part of any of our respective affiliates, in connection therewith. Obtaining financing for the Transaction is inherently subject to uncertainties and contingencies beyond our control; accordingly, there can be no assurance that any of the foregoing components of our financing plan will in fact be accomplished.

Except as otherwise required by law or unless BAS has otherwise consented in writing, you are not authorized to show or circulate this letter to any other person or entity (other than your advisors and to the Company, its board of directors and its advisors with a need to know). Nothing herein, express or implied, is intended or shall confer upon any third party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this letter.

We advise you that BAS or its affiliates may be providing financing or other services to parties whose interests may conflict with those of the Equity Investors. We further advise you that, in connection with the Transaction, BAS and its affiliates are and will be acting solely as principals and not as the financial advisor, agent or fiduciary for the Equity Investors or the Company.

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Messrs. Barasch, Gormley, Spass, Brokaw and Traynor
October 23, 2006
Page 3





Very truly yours,

BANC OF AMERICA SECURITIES LLC


By:   /s/ Peter C. Hall
      ----------------------------------
      Name:    Peter C. Hall
      Title:   Managing Director